UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            Process Equipment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   742688104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Red Coral Group Limited
                                TrustNet Chambers
                                    Road Town
                                     Tortola
                             British Virgin Islands

                                    Copy to:
                                  Howard Jiang
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                  212-891-3982
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742688104                  13D                       Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Red Coral Goup Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          18,164,733
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    18,164,733
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,164,733
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.1% (1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________
(1) Based on 3,644,800 outstanding common shares and 27,068,570 warrants exercisable as of March 26, 2004, as reported in the Issuer's quarterly report on Form 10-KSB for the quarter ended January 31, 2004, together with the subsequent issuance of 27,068,570 shares pursuant to the merger which is the subject of this report.

CUSIP No. 742688104                        13D                       Page 3 of 8

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Norbert Sporns
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,524,695 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          18,164,733
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,524,695 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    18,164,733
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,689,428 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.4% (1)(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________
(1) Includes currently exercisable warrants to purchase 5,524,695 common shares at a per share price of $0.

(2) Based on 3,644,800 outstanding common shares and 27,068,570 warrants exercisable as of March 26, 2004, as reported in the Issuer's quarterly report on Form 10-KSB for the quarter ended January 31, 2004, together with the subsequent issuance of 27,068,570 shares pursuant to the merger which is the subject of this report.

CUSIP No. 742688104                  13D                       Page 4 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lillian Wang Li
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,757,485 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          18,164,733
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,757,485 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    18,164,733 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,922,218 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.6% (1)(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________
(1) Includes currently exercisable warrants to purchase 5,757,485 common shares at a price per share of $0.

(2) Based on 3,644,800 outstanding common shares and 27,068,570 warrants exercisable as of March 26, 2004, as reported in the Issuer's quarterly report on Form 10-KSB for the quarter ended January 31, 2004, together with the subsequent issuance of 27,068,570 shares pursuant to the merger which is the subject of this report, and assumes the issuance of an additional 5,757,485 shares pursuant to warrants held by Ms. Wang Li.

CUSIP No. 742688104                  13D                       Page 5 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harry Wang Hua
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    11,742,345 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          18,164,733
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,742,345 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    18,164,733
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,907,078 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.4% (1) (2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________
(1) Includes currently exercisable warrants to purchase 11,742,345 common shares at a price per share of $0.

(2) Based on 3,644,800 outstanding common shares and 27,068,570 warrants exercisable as of March 26, 2004, as reported in the Issuer's quarterly report on Form 10-KSB for the quarter ended January 31, 2004, together with the subsequent issuance of 27,068,570 shares pursuant to the merger which is the subject of this report, and assumes the issuance of an additional 11,742,345 shares pursuant to warrants held by Mr. Wang Hua.

CUSIP No. 742688104                    13D                     Page 6 of 8 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Process Equipment, Inc., a Nevada corporation (the "Issuer"), the principal executive offices of which are located at 26569 Corporate Avenue, Hayward, California 94545.
________________________________________________________________________________
Item 2.  Identity and Background.

(a) This statement is being filed by Red Coral Group Limited, a British Virgin Islands Company, and by its directors, Norbert Sporns, Ms. Wang Li and Mr. Wang Hua, (collectively, the "Red Coral Directors"). Mr. Sporns is the Chief Executive Officer, Lillian Wang Li is Chairman, and Harry Wang Hua is the Chief Operating Officer of the Issuer. Red Coral Group Limited is managed by the Red Coral Directors and is owned 24% by Mr. Sporns, 25% by Ms. Wang Li and 51% by Mr. Wang Hua.

(b) The principal business address of the Reporting Persons is: Eat 3/F CMEC Building, Guomao Road, Haikou, P.R. China, 570005.

(c) The principal business of Red Coral Group Limited is to hold shares of the Issuer.

(d) During the last five years, no individual described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no individual described above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Red Coral Group Limited is a British Virgin Islands company and the Red Coral Directors are all Canadian Citizens.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         The Common Stock was acquired in the merger described in Item 4 below in exchange for shares of Jade Profit International Limited.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         On March 17th 2004, the Issuer, Process Equipment Acquisition Corporation, a Nevada corporation ("Merger Sub"), and Jade Profit Investment Limited, a British Virgin Islands limited liability corporation ("Jade"), as the parent and management company of Hainan Quebec Ocean Fishing Co. Ltd., a People's Republic of China limited liability corporation ("HQ"), entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Issuer, through its wholly-owned subsidiary, Merger Sub, acquired Jade, and 84.42% ownership in Jade's subsidiary HQ in exchange for shares of the Issuer's common stock (the "Merger"). Pursuant to the Merger, the Issuer issued common stock to several stockholders of Jade, one of them being Red Coral Group Limited.

         A copy of the Agreement was filed by the Issuer with the Securities and Exchange Commission as Exhibit 2.1 to its Form 8-K dated March 17, 2004. The terms of the Agreement are hereby incorporated by reference therein.

         The reporting  persons entered into the transactions  described in this
Item 4 to acquire Common Stock of the Issuer. Except as set forth above, the reporting persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The terms of the Agreement are incorporated by reference herein.

CUSIP No. 742688104                    13D                     Page 7 of 8 Pages
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the reporting persons, there are 30,713,370 shares of common stock outstanding, representing 3,644,800 shares outstanding as of March 26, 2004, as reported in the Issuer's quarterly report on Form 10-KSB for the quarter ended January 31, 2004, together with the subsequent issuance of 27,068,570 shares pursuant to the Merger. Based on the foregoing numbers of outstanding shares of Common
     Stock:

     (i) Red Coral Group Limited beneficially owns 18,164,733 shares of Common Stock, representing approximately 59.1% of the outstanding Common Stock, and it shares voting and dispositive power with respect to all such shares with the Red Coral Directors.

     (ii) Mr. Norbert Sporns beneficially owns 23,689,428 shares of Common Stock, which includes 5,524,695 shares subject to currently exercisable warrants held by him. Of these, Mr. Sporns shares voting and dispositive power with respect to 18,164,733 shares with Red Coral Group Limited and the other Red Coral directors. The shares beneficially owned by Mr. Sporns represent 64.4% of the outstanding shares of Common Stock (on a fully diluted basis with respect only to the number of shares covered by his warrants).

     (iii)Ms. Lillian Wang Li beneficially owns 23,922,218 shares of Common Stock, which includes 5,757,485 shares subject to currently exercisable warrants held by her. Of these, Ms. Wang Li shares voting and dispositive power with respect to 18,164,733 shares with Red Coral Group Limited and the other Red Coral directors. The shares beneficially owned by Ms. Wang Li represent 65.6% of the outstanding shares of Common Stock (on a fully diluted basis with respect only to the number of shares covered by her warrants).

     (iv) Mr. Harry Wang Hua beneficially owns 29,907,078 shares of Common Stock, which includes 11,742,345 shares subject to currently exercisable warrants held by him. Of these, Mr. Wang Hua shares voting and dispositive power with respect to 18,164,733 shares with Red Coral Group Limited and the other Red Coral directors. The shares beneficially owned by Mr. Wang Hua represent 70.4% of the outstanding shares of Common Stock (on a fully diluted basis with respect only to the number of shares covered by his warrants).

(c) During the last 60 days, none of the reporting persons affected any purchases in the open market.

(d)  and (e) Not Applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the reporting persons has any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer, except for the matters described herein and any contracts, arrangements, understandings or relationships collateral to the Merger.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Merger filed as Exhibit 2.1 of the 8k filed with the Securities and Exchange Commission by the Issuer with its Form 8-K dated March 17, 2004, which is incorporated by reference herein.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              April 2, 2004
----------------------------------------
                 (Date)


            /s/ Howard Jiang
----------------------------------------
               (Signature)


----------------------------------------
 Title: Howard Jiang as attorney in fact
for Norbert Sporns, Chief Executive Officer


              April 2, 2004
----------------------------------------
                 (Date)


            /s/ Howard Jiang
----------------------------------------
               (Signature)


----------------------------------------
 Title: Howard Jiang as attorney in fact
for Harry Wang Hua Chief Operating Officer



             April 2, 2004
----------------------------------------
                 (Date)


            /s/ Howard Jiang
----------------------------------------
               (Signature)


----------------------------------------
 Title: Howard Jiang as attorney in fact
      for Lillian Wang Li, Chairman

                                  Exhibit Index


Exhibit No.    Description

1.             Joint filing agreement of the signatories to this Statement.

2. Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 of the Form 8K filed by Process Equipment, Inc. dated March 17, 2004.

                             Joint Filing Agreement


               Each of the undersigned agrees that the Statement on Schedule 13D relating to the shares of Common Stock and exercisable warrants of Process Equipment, Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of April 2, 2004.




 /s/ Howard Jiang
-------------------------
    (Signature)


------------------------------------------------------------
Title: Howard Jiang as attorney in fact for Red Coral Group Limited



/s/ Howard Jiang
-------------------------
Signature of Howard Jiang


Howard Jiang
------------------------------------------------------------
Title: Howard Jiang as attorney in fact for Norbert Sporns, Chief Executive Officer




/s/ Howard Jiang
-------------------------
Signature of Howard Jiang



------------------------------------------------------------
Title: Howard Jiang as attorney in fact for Harry Wang Hua,
Chief Operating Officer



/s/ Howard Jiang
-------------------------
Signature of Howard Jiang


Howard Jiang
------------------------------------------------------------
Title: Howard Jiang as attorney in fact for Lillian Wang Li,
Chairman